Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

RENAISSANCE LEARNING, INC.

Executed by the undersigned for the purpose of forming a Wisconsin Stock For-Profit

Corporation under Chapter 180 of the Wisconsin Statutes:

ARTICLE I: NAME

The name of the corporation (the “Corporation”) is Renaissance Learning, Inc.

ARTICLE II: ORGANIZATION

The Corporation is organized under Ch. 180 of the Wisconsin Statutes.

ARTICLE III: REGISTERED AGENT

The name of the Corporation’s registered agent is CT Corporation System.

ARTICLE IV: REGISTERED OFFICE

The Corporation’s registered office in the State of Wisconsin is located at 8040 Excelsior

Drive, Suite 200, Madison, Wisconsin 53717.

ARTICLE V: STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is one thousand (1,000) shares of Common Stock of the par value of One Cent ($0.01)

per share.

This document was drafted by Mark T. Plichta, Foley & Lardner LLP.